UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.___)*

Tengion, Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
88034G109
(CUSIP Number)
D. Cameron Findlay, Esq.
Senior Vice President, General Counsel and Secretary (Title)
Medtronic, Inc.; World Headquarters
710 Medtronic Parkway
Minneapolis, Minnesota 55432
Telephone: (763) 514-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 1, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13d

CUSIP No.	88034G109

1	NAMES OF REPORTING PERSONS Medtronic, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)**
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

	7	SOLE VOTING POWER

NUMBER OF		4,328,625 [1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,328,625 [1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,328,625 [1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.1% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Consists of 2,473,500 shares of Issuer common stock and 1,855,125 shares of Issuer common stock which may be purchased upon exercise of an immediately exercisable warrant.
2 Based on a total of 23,471,249 shares outstanding as of March 24, 2011 as reported by the Issuer on its Form 10-K filed on March 30, 2011, and an additional 1,855,125 shares issuable upon exercise of the warrants provided in footnote 1 above.

SCHEDULE 13D
Item 1. Security and Issuer.
     This Statement on Schedule 13D relates to common shares, $0.001 par value per share (the “Shares”) of Tengion, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”), having its principal place of business at 2900 Potshop Lane, East Norriton, PA 19403.
Item 2. Identity and Background.
(a), (b) and (c)
Medtronic, Inc. (“Medtronic” or the “Reporting Person”), 710 Medtronic Parkway N.E., Minneapolis, MN 55432, is a Minnesota corporation, principally engaged in the business of therapeutic medical technology, specializing in implantable and interventional therapies. Information is provided below with respect to persons who are directors and executive officers of the Reporting Person.
Richard H. Anderson, Director, Medtronic; Chief Executive Officer, Delta Air Lines Inc.; 1040 Delta Blvd., Atlanta, GA 30354;
James T. Lenehan, Director, Medtronic; Financial Consultant and Retired Vice Chairman and President of Johnson & Johnson; 1586 Hampton Rd., Rydal, PA 19046;
David L. Calhoun, Director, Medtronic; Chairman and Chief Executive Officer, The Nielsen Company; 45 Danbury Rd., Wilton, CT 06897;
Victor J. Dzau, M.D., Director, Medtronic; Chancellor of Health Affairs, Duke University; 106 Davison Building DUMC 3701, Durham, NC 22710;
Kendall J. Powell, Director, Medtronic; Chairman and Chief Executive Officer, General Mills; One General Mills Blvd., Minneapolis, MN 55426;
Shirley Ann Jackson, Ph.D., Director, Medtronic; President, Rensselaer Polytechnic Institute, 110 8th Street, Troy Building, Troy, NY 12180;
Denise M. O’Leary, Director, Medtronic; Private Venture Capital Investor, 618 Mountain Home Rd., Woodside, CA 94062;
Robert C. Pozen, Director, Medtronic; Chairman, MFS Investment Management, 500 Boylston Street, Boston, MA 02116;
Jean-Pierre Rosso, Director, Medtronic; Chairman, World Economic Forum USA; 110 Central Park, New York, NY 10019;

Jack W. Schuler, Director, Medtronic; Co-founder of Crabtree Partners; 28161 North Keith Drive, Lake Forest, IL 60045;
William A. Hawkins, Chairman and Chief Executive Officer, Medtronic; 710 Medtronic Parkway, Minneapolis, Minnesota 55432;
Michael J. Coyle, Executive Vice President and Group President, Cardiac and Vascular Group, Medtronic; 710 Medtronic Parkway, Minneapolis, Minnesota 55432;
Richard E. Kuntz, M.D., M.Sc., Senior Vice President and Chief Scientific, Clinical and Regulatory Officer, Medtronic; 710 Medtronic Parkway, Minneapolis, Minnesota 55432;
Christopher J. O’Connell, Executive Vice President and Group President, Restorative Therapies Group, Medtronic; 710 Medtronic Parkway, Minneapolis, Minnesota 55432;
James P. Mackin, Senior Vice President and President, Cardiac Rhythm Disease Management, Medtronic; 710 Medtronic Parkway, Minneapolis, Minnesota 55432;
Jean-Luc Butel, Executive Vice President and Group President, International, Medtronic; 710 Medtronic Parkway, Minneapolis, Minnesota 55432;
Caroline Stockdale, Senior Vice President, Human Resources, Medtronic; 710 Medtronic Parkway, Minneapolis, Minnesota 55432;
H. James Dallas, Senior Vice President, Quality and Operations, Medtronic; 710 Medtronic Parkway, Minneapolis, Minnesota 55432;
Gary L. Ellis, Senior Vice President and Chief Financial Officer, Medtronic; 710 Medtronic Parkway, Minneapolis, Minnesota 55432;
D. Cameron Findlay, Senior Vice President, General Counsel and Secretary, Medtronic; 710 Medtronic Parkway, Minneapolis, Minnesota 55432;
(d) and (e)
To the knowledge of the Reporting Person, neither the Reporting Person nor any of the persons listed above has, during the last five years, been convicted in a criminal proceeding or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) All of the individuals referred to above are United States citizens, except Jean-Luc Butel, who is a citizen of France, and Caroline Stockdale, who is a British Citizen.
Item 3. Source and Amount of Funds or Other Consideration.
     Pursuant to a Securities Purchase Agreement (the “Purchase Agreement”), dated as of March 1, 2011, between the Issuer and each purchaser identified on the signature pages thereto, on March 4, 2011, the Reporting Person purchased from the Issuer an aggregate of 2,473,500 Shares, at a purchase price of US $2.83 per share, and received Warrants to purchase an additional aggregate of 1,855,125 Shares (the

“Warrants”), at an exercise price of US $2.88 per share, for an aggregate purchase price of US $7,000,005. The funds for the purchase were provided from the working capital of the Reporting Person.
Item 4. Purpose of Transaction.
     The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.
     In connection with the Purchase Agreement, the Issuer and the several purchasers signatory thereto, entered into a Registration Rights Agreement (the “Rights Agreement”), dated as of March 4, 2011. Pursuant to the Rights Agreement, the Issuer shall prepare and file with the Securities and Exchange Commission a registration statement covering the resale of all of the Shares not already covered by an existing and effective registration statement on or prior to the forty-fifth (45th) day following March 4, 2011 and indemnify, defend and hold harmless each holder of Shares in connection therewith.
     The Shares held by the Reporting Person are held for investment purposes. The Reporting Person intends to continuously review their investment in the Issuer, and may in the future determine, subject to any legal and contractual restrictions, (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results, as specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions and the conditions in the industries served by the Reporting Person and the Issuer, respectively; and money and stock market conditions, including the market price of the securities of the Issuer; and the Reporting Person’s contractual obligations with respect to the Shares.
Item 5. Interest in Securities of the Issuer.
     The aggregate percentage of Shares reported as owned by the Reporting Person is based upon 23,471,249 shares of Issuer common stock outstanding as of March 24, 2011 as reported by the Issuer on its Form 10-K filed on March 30, 2011, and an additional 1,855,125 shares of Issuer common stock which may be purchased upon exercise of an immediately exercisable warrant.
(a) Aggregate Percentage: Approximately 17%.
(b) 1. Sole power to vote or direct vote: 4,328,625
      2. Shared power to vote or direct vote: None
      3. Sole power to dispose or direct the disposition: 4,328,625
      4. Shared power to dispose or direct the disposition: None
(c) Aside from the acquisition of the Shares and Warrants pursuant to the Purchase Agreement as described in Item 3, there have been no transactions in Shares by the Reporting Person during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     On March 4, 2011, Issuer and the Reporting Person entered into the Rights Agreement. On March 1, 2011, Issuer and the Reporting Person entered into a Right of First Refusal and Right of First Negotiation Agreement.
     Other than the Purchase Agreement, Warrants, Rights Agreement, and Right of First Refusal and Right of First Negotiation Agreement as described herein, the Reporting Person filing this Statement is not a party to any contract, arrangement, understanding or relationships with any other person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     Exhibit 1 — Registration Rights Agreement, dated as of March 4, 2011, between the Issuer and the Reporting Person.
     Exhibit 2 — Right of First Refusal and Right of First Negotiation Agreement, dated as of March 1, 2011, between the Issuer and the Reporting Person.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2011	By:	/s/ Gary L. Ellis
		Print Name:	Gary L. Ellis
		Print Title:	Senior Vice President and Chief Financial Officer